UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Biomet, Inc.

(Name of Subject Company (Issuer))

LVB Acquisition Merger Sub, Inc.

LVB Acquisition, LLC

LVB Acquisition Holding, LLC

Blackstone Capital Partners V L.P.

Blackstone Management Associates V L.L.C.

Goldman, Sachs Management GP GmbH

GS Advisors VI, L.L.C.

GS Capital Partners VI Parallel, L.P.

GS Capital Partners VI GmbH & Co. KG

GS Capital Partners VI Fund, L.P.

GS Capital Partners VI Offshore Fund, L.P.

GSCP VI Advisors, L.L.C.

GSCP VI Offshore Advisors, L.L.C.

KKR 2006 Fund L.P.

KKR 2006 GP LLC

TPG Partners V, L.P.

TPG Advisors V, Inc.

(Names of Filing Persons (Offerors))

Common Shares, without par value

(Title of Class of Securities)

090613100

(CUSIP Number of Class of Securities)

Robert P. Davis, Esq.

Paul J. Shim, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,757,435,504	$360,953.27

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 255,596,424 common shares, without par value, of Biomet, Inc. outstanding on a fully diluted basis, consisting of: (a) 245,666,581 common shares issued and outstanding, and (b) 9,929,843 common shares issuable on or before expiration of the offer pursuant to existing stock options, and (ii) the tender offer price of $46.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0000307.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,166,700.74	Filing Party: Biomet, Inc.
Form or Registration No.: Preliminary Schedule 14A	Date Filed: January 31, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by LVB Acquisition Merger Sub, Inc., an Indiana corporation (“Purchaser”) and a direct wholly-owned subsidiary of LVB Acquisition, LLC, a Delaware limited liability company (“LVB”) and an indirect wholly-owned subsidiary of LVB Acquisition Holding, LLC, a Delaware limited liability company (“Holding”), to purchase all outstanding common shares, without par value (“Shares”), of Biomet, Inc., an Indiana corporation (“Biomet”), at a price of $46.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 13, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and LVB. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of December 18, 2006 (amended and restated as of June 7, 2007), by and among Biomet, LVB and Purchaser, a copy of which is attached as Exhibit (d)(1)(A) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is Biomet, Inc. Biomet’s principal executive office is located at 56 East Bell Drive, Warsaw, Indiana 46582 and its telephone number at such office is (574) 267-6639.

(b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. According to Biomet, as of June 1, 2007 there were 245,666,581 Shares issued and outstanding, and, as of May 31, 2007, there were outstanding options to purchase an aggregate of 9,929,843 Shares.

(c) The information set forth in “The Offer—Section 6. Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth in “Summary Term Sheet” and “The Offer—Section 9. Certain Information Concerning Purchaser, Holding and LVB” of the Offer to Purchase and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in “Summary Term Sheet,” “The Offer—Section 8. Certain Information Concerning Biomet,” “The Offer—Section 9. Certain Information Concerning Purchaser, Holding and LVB,” “The Offer—Section 10. Background of the Offer; Contacts with Biomet” and “The Offer—Section 11. Purpose of the Offer and Plans for Biomet; Merger Agreement” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in “Summary Term Sheet,” “The Offer—Section 6. Price Range of Shares; Dividends,” “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations,” “The Offer—Section 10. Background of the Offer; Contacts with Biomet,” “The Offer—Section 11. Purpose of the Offer and Plans for Biomet; Merger Agreement” and “The Offer—Section 14. Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in “Summary Term Sheet,” “The Offer—Section 10. Purpose of the Offer and Plans for Biomet; Merger Agreement,” “The Offer—Section 12. Source and Amount of Funds” and “The Offer—Section 13. Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

Annex A hereto and the information set forth in “The Offer—Section 8. Certain Information Concerning Biomet,” “The Offer—Section 9. Certain Information Concerning Purchaser, Holding and LVB,” “The Offer—Section 10. Background of the Offer; Contacts with Biomet” and “The Offer—Section 11. Purpose of the Offer and Plans for Biomet; Merger Agreement” and Schedule A of the Offer to Purchase is incorporated herein by reference.

As of June 11, 2007, Goldman, Sachs & Co. may be deemed to beneficially own 175,727 Shares, which includes Shares acquired in ordinary course trading activities and Shares held in managed accounts on behalf of clients, for which Goldman, Sachs & Co. has investment discretion. Such 175,727 Shares constitute 0.07% of the outstanding Shares, based on the number of Shares outstanding as of June 11, 2007, as represented by Biomet in the Merger Agreement. Goldman, Sachs & Co. disclaims beneficial ownership of any such Shares held in managed accounts.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in “Summary Term Sheet,” “The Offer—Section 10. Background of the Offer; Contacts with Biomet,” “The Offer—Section 10. Purpose of the Offer and Plans for Biomet; Merger Agreement” and “The Offer—Section 16. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable. (The information set forth in “The Offer—Section 9. Certain Information Concerning Purchaser, Holding and LVB” is incorporated herein by reference.)

Item 11.	Additional Information.

(a)(1) The information set forth in “Summary Term Sheet,” “The Offer—Section 9. Certain Information Concerning Purchaser, Holding and LVB,” “The Offer—Section 10. Background of the Offer; Contacts with Biomet,” “The Offer—Section 11. Purpose of the Offer and Plans for Biomet; Merger Agreement” and “The Offer—Section 13. Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(2),(3) The information set forth in “The Offer—Section 11. Purpose of the Offer and Plans for Biomet; Merger Agreement,” “The Offer—Section 13. Conditions of the Offer” and “The Offer—Section 15. Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Securities Exchange Act Registration; Margin Regulations.” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in “The Offer—Section 15. Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 13, 2007.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Form of Letter to Participants in Biomet’s 401k Retirement and Savings Plan.

(a)(1)(G)	Trustee Direction Form.

(a)(1)(H)	Text of press release issued by The Blackstone Group, Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co, TPG Capital, L.P. and Biomet on December 18, 2006.

(a)(1)(I)	Text of press release issued by Biomet on February 20, 2007.

(a)(1)(J)	Text of press release issued by Purchaser, LVB and Biomet on June 7, 2007.

(a)(1)(K)	Form of summary advertisement, published June 13, 2007.

(a)(1)(L)	Text of press release issued by LVB and Purchaser on June 13, 2007.

(b)(1)(A)

Third Amended and Restated Commitment Letter, dated as of June 12, 2007, from Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A., Goldman Sachs Credit Partners L.P., Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Capital Corporation, Wachovia Capital Markets, LLC, Wachovia Bank, National Association and Wachovia Investment Holdings, LLC to LVB.

(d)(1)(A)	Agreement and Plan of Merger, dated as of December 18, 2006 (amended and restated as of June 7, 2007), among Biomet, Purchaser and LVB.

(d)(1)(B)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Blackstone Management Partners V L.L.C.

(d)(1)(C)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Kohlberg Kravis Roberts & Co. L.P.

(d)(1)(D)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and GS Capital Partners VI, L.P.

(d)(1)(E)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Texas Pacific Group.

(d)(1)(F)	Limited Guarantee from Blackstone Capital Partners V L.P., dated June 7, 2007.

(d)(1)(G)	Limited Guarantee from GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Offshore Fund, L.P., dated June 7, 2007.

(d)(1)(H)	Limited Guarantee from KKR 2006 Fund L.P., dated June 7, 2007.

(d)(1)(I)	Limited Guarantee from TPG Partners V, L.P., dated June 7, 2007.

(d)(1)(J)	Voting Agreement, dated as of June 6, 2007, among LVB, Dane A. Miller, Ph.D and Mary Louise Miller.

(d)(1)(K)	Amended and Restated Interim Sponsors Agreement, dated as of June 7, 2007, by and among LVB Acquisition Holding, LLC, Blackstone Capital Partners V L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Offshore Fund, L.P., KKR 2006 Fund L.P. and TPG Partners V, L.P.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LVB ACQUISITION MERGER SUB, INC.

By:	/S/ STEPHEN KO
Name:	Stephen Ko
Title:	Co-President

LVB ACQUISITION, LLC

By:	/S/ STEPHEN KO
Name:	Stephen Ko
Title:	Co-President

LVB ACQUISITION HOLDING, LLC

By:	/S/ STEPHEN KO
Name:	Stephen Ko
Title:	Co-President

BLACKSTONE CAPITAL PARTNERS V L.P.

By:	Blackstone Management Associates V L.L.C., its general partner
By:	/S/ CHINH E. CHU
Name:	Chinh E. Chu
Title:	Member

BLACKSTONE MANAGEMENT ASSOCIATES V L.L.C.
By:	/S/ CHINH E. CHU
Name:	Chinh E. Chu
Title:	Member

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	GS Advisors VI, L.L.C., its general partner
By:	/S/ ADRIAN JONES
Name:	Adrian Jones
Title:	Managing Director

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/S/ CHRISTINE VOLLERTSEN
Name:	Christine Vollertsen
Title:	Attorney-in-Fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:	GS Advisors VI, L.L.C., its managing limited partner
By:	/S/ ADRIAN JONES
Name:	Adrian Jones
Title:	Managing Director

GS CAPITAL PARTNERS VI FUND, L.P.

By:	GSCP VI Advisors, L.L.C., its general partner
By:	/S/ ADRIAN JONES
Name:	Adrian Jones
Title:	Managing Director

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:	GSCP VI Offshore Advisors, L.L.C., its general partner

By:	/S/ ADRIAN JONES
Name:	Adrian Jones
Title:	Managing Director

GS ADVISORS VI, L.L.C.

By:	/S/ ADRIAN JONES
Name:	Adrian Jones
Title:	Managing Director

GSCP VI ADVISORS, L.L.C.

By:	/S/ CHRISTINE VOLLERTSEN
Name:	Christine Vollertsen
Title:	Vice President

GSCP VI OFFSHORE ADVISORS, L.L.C.

By:	/S/ ADRIAN JONES
Name:	Adrian Jones
Title:	Managing Director

KKR 2006 FUND L.P.

By:	KKR Associates 2006 L.P., its general partner

By:	KKR 2006 GP LLC, its general partner

By:	/S/ WILLIAM JANETSCHEK
Name:	William Janetschek
Title:	Chief Financial Officer

KKR 2006 GP LLC

By:	/s/ WILLIAM JANETSCHEK
Name:	William Janetschek
Title:	Chief Financial Officer

TPG PARTNERS V, L.P.

By:	TPG GenPar V, L.P., its general partner

By:	TPG Advisors V, Inc., its general partner

By:	/S/ CLIVE BODE
Name:	Clive Bode
Title:	Vice President

TPG ADVISORS V, INC.

By:	/S/ CLIVE BODE
Name:	Clive Bode
Title:	Vice President

Dated: June 13, 2007

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 13, 2007.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Form of Letter to Participants in Biomet’s 401k Retirement and Savings Plan.*

(a)(1)(G)	Trustee Direction Form.*

(a)(1)(H)	Text of press release issued by The Blackstone Group, Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co., TPG Capital, L.P. and Biomet on December 18, 2006 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Biomet, Inc. on December 18, 2006).

(a)(1)(I)	Text of press release issued by Biomet on February 20, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Biomet, Inc. on February 20, 2007).

(a)(1)(J)	Text of press release issued by Purchaser, LVB and Biomet on June 7, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Biomet, Inc. on June 7, 2007).

(a)(1)(K)	Form of summary advertisement, published June 13, 2007.*

(a)(1)(L)	Text of press release issued by LVB and Purchaser on June 13, 2007.*

(b)(1)(A)

Third Amended and Restated Commitment Letter, dated as of June 12, 2007, from Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A., Goldman Sachs Credit Partners L.P., Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Capital Corporation, Wachovia Capital Markets, LLC, Wachovia Bank, National Association and Wachovia Investment Holdings, LLC to LVB.*

(d)(1)(A)	Agreement and Plan of Merger, dated as of December 18, 2006 (amended and restated as of June 7, 2007), among Biomet, Purchaser and LVB (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Biomet, Inc. on June 7, 2007).

(d)(1)(B)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Blackstone Management Partners V L.L.C.*

(d)(1)(C)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Kohlberg Kravis Roberts & Co. L.P.*

(d)(1)(D)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and GS Capital Partners VI, L.P.*

(d)(1)(E)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Texas Pacific Group.*

(d)(1)(F)	Limited Guarantee from Blackstone Capital Partners V L.P., dated June 7, 2007.*

(d)(1)(G)	Limited Guarantee from GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Offshore Fund, L.P., dated June 7, 2007.*

(d)(1)(H)	Limited Guarantee from KKR 2006 Fund L.P., dated June 7, 2007.*

(d)(1)(I)	Limited Guarantee from TPG Partners V, L.P., dated June 7, 2007.*

(d)(1)(J)	Voting Agreement, dated as of June 6, 2007, among LVB, Dane A. Miller, Ph.D and Mary Louise Miller.*

(d)(1)(K)	Amended and Restated Interim Sponsors Agreement, dated as of June 7, 2007, by and among LVB Acquisition Holding, LLC, Blackstone Capital Partners V L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Offshore Fund, L.P., KKR 2006 Fund L.P. and TPG Partners V, L.P.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.